Millenium Management, LLC
199 S. Los Robles Ave., #200
Pasadena, CA 91101
Tel: 626-585-5920
Fax: 626-585-5929



October 13, 2005

TO UNIT HOLDERS OF SECURED INVESTMENT RESOURCES FUND, L.P. II

     Re:  Offer to Purchase Units for $100 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 11,000 Units of limited partnership interests in Secured Investment Resources Fund, L.P. (the "Partnership") at a cash purchase price of $100 per Unit, without interest. No transfer fees will be deducted - the Purchaser will pay any such fee.

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The Offer is $100 per Unit in cash. Millenium calculated a current estimated liquidation value of the Partnership of $120 per Unit, considering the estimated property values and the other assets and liabilities of the Partnership. Such estimate is subject to several material assumptions, as described in the Offer.

     o The Units are illiquid -trades of only 338 Units were reported over the last 12 months, according to an independent industry publication. Such trades reportedly occurred at the average price of $127.16 per Unit, before commissions were deducted.

     o There is no current plan to sell the Partnership's properties or liquidate the Partnership. Millenium, as general partner, has not yet determined a plan for managing each property held by the Partnership that Millenium believes to be in the best interests of the Partnership.

     o One of the Partnership's three remaining properties, the Sunwood Village Apartments, is still tied up in litigation. Millenium cannot predict whether or not the Partnership will succeed in preventing a loss of the property at a price that we believe does not represent its full value.

     Millenium is the general partner of the Partnership and therefore has a conflict of interest in making this Offer. The Former General Partners have not obtained audited financials for over five (5) years, therefore the only financial information available is unaudited.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on November 15, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).


                                             Very truly yours,

                                             MILLENIUM MANAGEMENT, LLC